Relating to Preliminary Prospectus Supplement dated May 8, 2014 to Prospectus dated May 8, 2014	Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-195789 May 8, 2014

Hasbro, Inc.

$600,000,000

$300,000,000 3.150% Notes due 2021

$300,000,000 5.100% Notes due 2044

Pricing Term Sheet

May 8, 2014

Issuer:	Hasbro, Inc.
Expected Ratings:*	Baa2 (Stable) by Moody’s BBB (Stable) by S&P BBB+ (Stable) by Fitch
Trade Date:	May 8, 2014
Settlement Date:	May 13, 2014 (T+3)

Title:	2021 Notes	2044 Notes
Principal Amount:	$300,000,000	$300,000,000
Maturity Date:	May 15, 2021	May 15, 2044
Coupon (Interest Rate):	3.150%	5.100%
Interest Payment Dates:	Semi-annually on May 15 and November 15, beginning on November 15, 2014	Semi-annually on May 15 and November 15, beginning on November 15, 2014
Yield to Maturity:	3.165%	5.112%
Spread to Benchmark Treasury:	+ 100 basis points	+ 170 basis points
Benchmark Treasury:	UST 2.250% due April 30, 2021	UST 3.750% due November 15, 2043
Benchmark Treasury Price/Yield:	100-17+/2.165%	106-08/3.412%
Make-Whole Call:	T + 15 basis points (prior to March 15, 2021)	T + 25 basis points (prior to November 15, 2043)
Par Call:	On or after March 15, 2021	On or after November 15, 2043
Price to Public:	99.906%	99.817%
CUSIP/ISIN:	418056 AT4/US418056AT46	418056 AU1/US418056AU19
Joint Book-Runners:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBS Securities Inc.	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBS Securities Inc.
Lead Manager:	SunTrust Robinson Humphrey, Inc.	SunTrust Robinson Humphrey, Inc.
Co-Managers:	ANZ Securities, Inc. BBVA Securities Inc. BNY Mellon Capital Markets, LLC The Huntington Investment Company Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited	ANZ Securities, Inc. BBVA Securities Inc. BNY Mellon Capital Markets, LLC The Huntington Investment Company Scotia Capital (USA) Inc. SMBC Nikko Capital Markets Limited

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_distribution@baml.com.